August 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rubius Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333- 232955

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rubius Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 21, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

RUBIUS THERAPEUTICS, INC.

/s/ Andrew Oh
Andrew Oh
Chief Financial Officer

cc:                                Andrew Oh, Chief Financial Officer, Rubius Therapeutics, Inc.

Stuart Cable, Esq., Goodwin Procter LLP

Arthur McGivern, Esq., Goodwin Procter LLP

Sarah Ashfaq, Esq., Goodwin Procter LLP